UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated July 4, 2007

2.

News Release dated July 12, 2007

3.

News Release dated August 2, 2007

4.

News Release dated August 23, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: March 14, 2008	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1 N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

July 4, 2007 PR 15/07

US:GGTH-F

INCENTIVE STOCK OPTIONS

The Company has granted 1,075,000 incentive stock options to directors and officers of the Company and 375,000 to employees and consultants of the Company at a price of $0.40 per share exercisable for a period of five years.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

July 12, 2007 PR 16/07

US: GGTH-F

DRILLING INCREASES AT URUACHIC CAMP

Mr. Paul Sorbara, President, is pleased to announce that the second drill rig is now at work in the San Timoteo area of the Uruachic mining camp in northwestern Mexico. This new rig is working on deeper holes in the vicinity of the old San Timoteo and San Martin mine workings. The San Martin mine was one of the largest producers in the Uruachic camp with production grades of 1,038 gms silver/tonne ( 30.10 oz silver/ton) and 7.80 gms gold/tonne ( 0.23 oz gold/ton) from a structure 800 metres long and 2.2 metres wide.

The original drill continues to work on shallower holes in the vicinity of the old Las Animas mine, which had production grades in the past of about 200 ounces of silver per tonne.

The Company is still actively searching for more rigs and a proposal from a large Mexican drill company indicates that another machine may be available later this month. Construction of drill access roads and drill pads is now completed at the Las Bolas area, some five kilometers south of San Timoteo. Drill roads and pads are now under construction at the La Reforma area, about three kilometers west of San Tmoteo.

The overall drilling program at the Uruachic camp will now include more than 15,000 metres of drilling in the San Timoteo, La Reforma and Las Bolas areas. More drill rigs and personnel will be added as they become available.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1 N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

August 2, 2007 PR 17/07

US : GGTHF

GOLDEN GOLIATH RETAINS cQUEST AS GLOBAL CAPITAL MARKETS
ADVISOR

Vancouver, British Columbia (August 2, 2007) – Golden Goliath, a junior exploration company, has appointed cQuest, a capital markets advisory affiliate of Christensen to provide investor and media relations services. cQuest assists companies with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets and business media. The appointment of cQuest reinforces the Company's commitment to improve its external communications and increase its visibility within the financial community.

“It is vital that we increase public awareness of the resource potential at Golden Goliath’s 100% owned Uruachic Camp situated in the prolific Sierra Madre Occidental Mountains of Mexico,” said Paul Sorbara, president, Golden Goliath Resources Ltd. An enhanced and focused investor and media relations program is particularly important at this time, now that we have adequate financing in place well into the future and as we start to focus drilling efforts on our top targets within the camp. In addition, our key strategic shareholders have demonstrated their long-term commitment, having recently increased their shareholdings in the company“ he added

The services agreement with cQuest is for 12 months effective from June 1st, 2007 until June 30th, 2008 at a monthly fee of CAN$6,000 payable in quarterly installments. The agreement is subject to TSX Venture Exchange approval and its rules and policies.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make. To find out more about Golden Goliath visit www.goldengoliath.com.

About cQuest

cQuest is an affiliate of Christensen, a global capital markets advisory firm with offices in New York, Hong Kong, Phoenix, Montreal, Toronto and Calgary. Providing its clients with a customized choice of investor relations and financial communication solutions, designed to fit clients' individual needs, cQuest assists companies with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets.

For further information contact:

J Paul Sorbara, M.Sc., P.Geo

President

Golden Goliath Resources

Ph: (604) 682 2950

Fx: (604) 685 3764

jps@goldengoliath.com

Jennifer Pelczarski

Vice President

Christensen

Ph: (480) 614-3015

Fx: (480) 614 -3035

jpelczarski@christensenir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking statements which may include financial and business prospects, as well as statements regarding the Company’s future plans, objectives or economic performance and financial outlooks. Such statements are subject to risk factors associated with the real estate industry and the overall economy in both Canada and the United States. The Company believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events predicted in the forward-looking statements. Readers are therefore cautioned not to place undue reliance on these forward-looking statements.

In evaluating forward-looking statements readers should consider the risk factors which could cause actual results or events to differ materially from those indicated by such forward-looking statements. These forward-looking statements are made as of the date hereof and unless otherwise required by applicable securities laws, the Company does not intend nor does it undertake any obligation to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1 N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

August 23, 2007 PR 18/07

US : GGTHF

EXPLORATION UPDATE

Vancouver, British Columbia (August 23, 2007) – Golden Goliath, a junior exploration company, is pleased to report the satisfactory progress of the exploration drilling program at its 100% owned Uruachic mining camp. Five holes totaling 1,104.1 metres have been completed in the vicinity of the old San Martin mine located on the San Timoteo property with a 6th hole presently drilling to depth. The San Martin mine’s historic production records indicate an average grade of 7.8 grams gold/tonne and 1,038 grams silver/tonne, from a structure that is 800 metres long and 2.2 metres wide. These are the first drill holes to test the San Martin and adjacent structures.

Additionally, five shorter holes totaling 462.25 metres have been completed just north of the San Timoteo workings, close to the old Las Animas Mine, where historic production grades ranged from 5.67 to 7.08 kilograms of silver per tonne. The first San Timoteo hole intersected 217 grams silver/tonne over 1.25 metres at a depth of 192 metres, which was just prior to entering an unknown underground working that stopped the hole just as it entered the target zone. This hole will be re-drilled to avoid the workings and test the target zone in the near future.

The first short Las Animas hole also cut 61 grams silver/tonne and 0.2 grams gold/tonne from 42 to 43 metres. However, many of the assay results are yet to be received as turnaround time has increased due to the heavy workload at the labs. Results will be released when they are more complete.

“I am pleased to report this progress, because it has been made during one of the heaviest precipitation seasons in recent history in the Uruachic region,” said Paul Sorbara, M.Sc., P.Geo., President, Golden Goliath. “In addition, the original drill that started the program has now been demobilized from the property due to decreased performance, leaving one highly efficient rig working at operational capacity. A second identical drill rig from the same contractor is scheduled to be on site at San Timoteo next week. In addition, the Company has signed a contract with a new drilling company and that equipment should be ready to start on the La Reforma property in about two weeks. Negotiations are currently underway with at least two other large drill companies for a fourth drill rig, suitable for the Las Bolas work that we have planned. We have always realized the vast potential available to us at this historically prolific mining camp and we are anxious to further delineate these lands going forward as we look to continually build value for Golden Goliath shareholders.”

In addition to drilling, over the past two months, the Company has constructed 14.54 kilometres of drill access roads and constructed 30 drill pads in preparation for a much larger program that will include the San Timoteo-Nueva Union area, the La Reforma property and Las Bolas.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make. To find out more about Golden Goliath visit www.goldengoliath.com.

For further information contact:

J Paul Sorbara, M.Sc., P.Geo.

President

Golden Goliath Resources

Ph: (604) 682 2950

Fx: (604) 685 3764

jps@goldengoliath.com

Jennifer Pelczarski

Vice President

Christensen

Ph: (480) 614-3015

Fx: (480) 614 -3035

jpelczarski@christensenir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking statements which may include financial and business prospects, as well as statements regarding the Company’s future plans, objectives or economic performance and financial outlooks. Such statements are subject to risk factors associated with the real estate industry and the overall economy in both Canada and the United States. The Company believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events predicted in the forward-looking statements. Readers are therefore cautioned not to place undue reliance on these forward-looking statements.

In evaluating forward-looking statements readers should consider the risk factors which could cause actual results or events to differ materially from those indicated by such forward-looking statements. These forward-looking statements are made as of the date hereof and unless otherwise required by applicable securities laws, the Company does not intend nor does it undertake any obligation to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.